BIT DIGITAL INC.

33 Irving Place

New York, NY 10003

March 19, 2024

Via Edgar Correspondence

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

RE:	Bit Digital Inc.
Registration Statement on Form F-3, File No. 333-258330

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bit Digital, Inc. (the “Company”) hereby applies for withdrawal of its Registration Statement on Form F-3 last filed by the Securities and Exchange Commission (the “SEC”) on February 1, 2022 and declared effective on February 7, 2022 (File No. 333-258330) (the “Registration Statement”). The Company is withdrawing the Registration and an aggregate of 20,010,813 shares under the Registration Statement have been sold. This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

Please contact the undersigned at (347) 328-3680 if you have any questions regarding this matter.

Sincerely,

/s/ Erke Huang
Erke Huang
Chief Financial Officer
(Principal Financial Officer)